Exhibit 99.1

HeadHunter Group PLC

Unaudited Condensed Consolidated
Interim Financial Information
for the three and six months ended June 30, 2020

and June 30, 2019

HeadHunter Group PLC

Contents

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the three and six months periods ended June 30, 2020 and June 30, 2019	3

Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2020 and December 31, 2019	4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months periods ended June 30, 2020 and June 30, 2019	5

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months periods ended June 30, 2020 and June 30, 2019	6

Notes to the Unaudited Condensed Consolidated Interim Financial Information	7

HeadHunter Group PLC

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income

(in thousands of Russian Roubles, except per share amounts)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2020	2019	2020	2019
Revenue	8	1,533,835	1,901,624	3,524,244	3,580,061
Operating costs and expenses (exclusive of depreciation and amortization)	9	(951,065)	(1,131,968)	(2,089,684)	(2,065,508)
Depreciation and amortization	12, 13, 21(i)	(183,904)	(168,723)	(368,310)	(333,827)
Operating income		398,866	600,933	1,066,250	1,180,726
Finance income	10(a)	8,612	19,485	27,770	45,692
Finance costs	10(b)	(108,664)	(156,849)	(227,497)	(324,679)
Net foreign exchange gain/(loss)		19,455	(13,487)	94,768	(36,128)
Share of loss of equity-accounted investees (net of income tax)		(15,202)	(5,048)	(24,746)	(5,048)
Other income		10,907	4,931	20,596	4,931
Profit before income tax		313,974	449,965	957,141	865,494
Income tax expense	11	(75,030)	(174,701)	(306,459)	(351,483)
Net income for the period		238,944	275,264	650,682	514,011
Attributable to:
Owners of the Company		219,285	241,302	582,748	450,693
Non-controlling interest		19,659	33,962	67,934	63,318
Comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(8,978)	(2,997)	16,540	(26,922)
Total comprehensive income, net of tax		229,966	272,267	667,222	487,089
Attributable to:
Owners of the Company		210,696	238,631	596,708	425,401
Non-controlling interest		19,270	33,636	70,514	61,688
Earnings per share
Basic (in Russian Roubles per share)	7	4.37	4.83	11.63	9.01
Diluted (in Russian Roubles per share)	7	4.24	4.75	11.29	8.94

This unaudited condensed consolidated interim financial information was authorized for issuance by the Company’s Board of Directors on August 25, 2020 and signed by the management:

Mikhail Zhukov	Grigorii Moiseev
Chief Executive Officer	Chief Financial Officer

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

HeadHunter Group PLC

Unaudited Condensed Consolidated Interim Statements of Financial Position

As at

(in thousands of Russian Roubles)	Note	June 30, 2020	December 31, 2019
Non-current assets
Goodwill	13(c)	6,963,190	6,954,183
Intangible assets	13	2,507,525	2,733,417
Property and equipment	12	467,706	429,744
Equity-accounted investees	15	154,101	178,847
Right-of-use assets	21(i)	241,434	279,249
Deferred tax assets	11(c)	152,830	149,835
Loans issued to equity-accounted investees	15	6,732	—
Other financial assets	15	22,699	25,341
Other non-current assets		22,281	22,134
Total non-current assets		10,538,498	10,772,750
Current assets
Trade and other receivables	14	62,192	57,908
Prepaid expenses and other current assets		83,099	119,249
Loans issued to equity-accounted investees (current portion)	15	4,875	—
Cash and cash equivalents		2,425,922	2,089,215
Total current assets		2,576,088	2,266,372
Total assets		13,114,586	13,039,122
Equity
Share capital	17	8,597	8,547
Share premium	17(c)	1,928,109	1,863,877
Foreign currency translation reserve	17(e)	(91,231)	(105,191)
Retained earnings		369,925	1,587,697
Total equity attributable to owners of the Company		2,215,400	3,354,930
Non-controlling interest		36,860	33,263
Total equity		2,252,260	3,388,193
Non-current liabilities
Loans and borrowings	19	1,270,275	4,064,501
Lease liabilities	21(ii)	195,326	230,802
Deferred tax liabilities	11(c)	471,226	512,804
Trade and other payables	20	5,269	4,239
Provisions		32,883	19,498
Other non-current liabilities		113,282	126,828
Total non-current liabilities		2,088,261	4,958,672
Current liabilities
Contract liabilities		2,354,967	2,367,416
Trade and other payables	20	629,173	780,219
Loans and borrowings (current portion)	19	3,327,102	1,064,554
Lease liabilties (current portion)	21(ii)	70,659	59,816
Dividends payable	17(d)	1,748,783	—
Income tax payable	11(d)	559,421	369,974
Provisions (current portion)		57,397	26,398
Other current liabilities		26,563	23,880
Total current liabilities		8,774,065	4,692,257
Total liabilities		10,862,326	9,650,929
Total equity and liabilities		13,114,586	13,039,122

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

HeadHunter Group PLC

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(in thousands of Russian Roubles)

	Attributable to owners of the Company
	Share capital	Share premium	Currency translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
Balance as at January 1, 2020	8,547	1,863,877	(105,191)	1,587,697	3,354,930	33,263	3,388,193
Net income for the period	—	—	—	582,748	582,748	67,934	650,682
Other comprehensive income	—	—	13,960	—	13,960	2,580	16,540
Shares issued under Management incentive agreement (Note 17(a))	50	—	—	—	50	—	50
Management incentive agreement (Note 18(a))	—	53,475	—	—	53,475	—	53,475
Share-based payments to Board of directors (Note 25(b))	—	10,757	—	—	10,757	—	10,757
Distributions to shareholders and non-controlling interest (Note 17(d))	—	—	—	(1,800,520)	(1,800,520)	(66,917)	(1,867,437)
Balance as at June 30, 2020	8,597	1,928,109	(91,231)	369,925	2,215,400	36,860	2,252,260

Balance as at January 1, 2019	8,547	1,729,400	(66,957)	1,302,981	2,973,971	29,449	3,003,420
Net income for the period	—	—	—	450,693	450,693	63,318	514,011
Other comprehensive loss	—	—	(25,292)	—	(25,292)	(1,630)	(26,922)
Management incentive agreement (Note 18(a))	—	64,312	—	—	64,312	—	64,312
Share-based payments to Board of directors (Note 25(b))	—	3,145	—	—	3,145	—	3,145
Distributions to shareholders and non-controlling interest (Note 17(d))	—	—	—	(1,160,345)	(1,160,345)	(71,485)	(1,231,830)
Balance as at June 30, 2019	8,547	1,796,857	(92,249)	593,329	2,306,484	19,652	2,326,136

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

HeadHunter Group PLC

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(in thousands of Russian Roubles)

		For the six months ended June 30,
	Note	2020	2019
OPERATING ACTIVITIES:
Net income for the period		650,682	514,011
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	12, 13, 21(i)	368,310	333,827
Net finance costs	10	199,727	278,987
Net foreign exchange (gain)/loss		(94,768)	36,128
Other non-cash items		(2,104)	572
Management incentive agreement, including social taxes	18	106,547	97,364
Share grant to the Board of Directors	25(b)	10,757	3,145
Share of loss of equity-accounted investees, net of income tax		24,746	5,048
Income tax expense	11	306,459	351,483
Change in trade receivables and other operating assets		31,707	(46,546)
Change in contract liabilities		(14,405)	(25,127)
Change in trade and other payables		(154,814)	87,263
Change in other liabilities		(17,504)	—
Income tax paid		(158,586)	(450,521)
Interest paid		(209,892)	(173,269)
Net cash generated from operating activities		1,046,862	1,012,365
INVESTING ACTIVITIES:
Acquisition of equity-accounted investee		—	(234,729)
Acquisition of intangible assets		(42,223)	(52,070)
Acquisition of property and equipment		(103,946)	(118,031)
Loans issued to equity-accounted investees	15	(11,541)	—
Interest received		27,011	44,108
Net cash used in investing activities		(130,699)	(360,722)
FINANCING ACTIVITIES:
Bank and other loans repaid	19	(540,000)	(565,000)
Payment for lease liabilities	21(ii)	(24,394)	(24,740)
Dividends paid to non-controlling interest	17(d)	(66,975)	(76,700)
Net cash used in financing activities		(631,369)	(666,440)
Net increase/(decrease) in cash and cash equivalents		284,794	(14,797)
Cash and cash equivalents, beginning of period		2,089,215	2,861,110
Effect of exchange rate changes on cash		51,913	(72,800)
Cash and cash equivalents, end of period		2,425,922	2,773,513

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

1.                  Reporting entity

(a)                Organization and operations

HeadHunter Group PLC (the “Company”), together with its subsidiaries (the “Group”, “We”, “Our”, “Ours”), is Russia’s leading online recruiting website hh.ru. We help employers and job seekers in Russia connect with each other. We also operate in Belarus and Kazakhstan.

The Company’s registered office is located at 42 Dositheou Street, Strovolos, Nicosia, Cyprus.

The Company has changed its name from Zemenik Trading Limited to HeadHunter Group PLC on March 1, 2018.

On May 8, 2019 the Group has completed the initial public offering of American Depositary Shares, or ADSs. Each ADS represent one ordinary share of the Group. The Group’s existing shareholders have offered 16,304,348 of the Group’s ADSs in this offering. The initial public offering price is $13.50 per ADS. On May 10, 2019 the underwriters exercised their option to purchase 2,445,652 additional ADSs from the existing shareholders at the public offering price, less the underwriting discount.

On July 20, 2020 the Group has completed the secondary public offering of 5,000,000 ADSs, each representing one ordinary share by ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc. at a public offering price of $20.25 per share. On August 13, 2020 the underwriters exercised their option to purchase 510,217 additional ADSs from ELQ Investors VIII Limited at the public offering price, less the underwriting discount.

After completion of the initial public offering and secondary public offering, Highworld Investments Limited and ELQ Investors VIII Limited collectively have 51.15% of the Group’s voting shares. See Note 26.

The ADSs are listed on The Nasdaq Global Select Market under the symbol “HHR”.

On June 19, 2019 the Group has obtained a Russian tax residency status. As a Russian tax resident, the Group is subject to the Russian Tax Code requirements.

(b)                Business environment

The Group’s operations are primarily located in the Russian Federation. Consequently, the Group is exposed to the economic and financial markets of the Russian Federation which display the characteristics of an emerging market. The legal, tax and regulatory frameworks continue development, but are subject to varying interpretations and frequent changes which contribute together with other legal and fiscal impediments to the challenges faced by entities operating in the Russian Federation.

Starting in 2014, the United States of America, the European Union and some other countries have imposed and expanded economic sanctions against a number of Russian individuals and legal entities. The imposition of the sanctions has led to increased economic uncertainty, including more volatile equity markets, a depreciation of the Russian rouble, a reduction in both local and foreign direct investment inflows and a significant tightening in the availability of credit. As a result, some Russian entities may experience difficulties accessing the international equity and debt markets and may become increasingly dependent on state support for their operations. The longer-term effects of the imposed and possible additional sanctions are difficult to determine.

This unaudited condensed consolidated interim financial information reflects management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

(c)                 The COVID-19 pandemic

In March 2020, the World Health Organization declared the spread of COVID-19 virus a global pandemic.

In response to the COVID-19 pandemic, the Russian authorities undertook a series of measures to contain its spread. Across Russia, the period from March 30, 2020 to May 11, 2020 was declared a ‘period of non-working days’. Measures taken at regional level depended on the degree of spread of the virus in the region. For instance, in Moscow and Moscow area, which were hit soonest and hardest, authorities recommended that companies enable their employees to work from home from mid-March. In April a restriction on mobility was introduced, whereby walking was allowed only nearby to the home and no more than two car trips per week were allowed, both enforced by CCTV. Non-food retail, restaurants, and other points of service were closed. Some other regions of Russia also subsequently imposed similar restrictions.

Even though some businesses continued to work from home or in a limited capacity during the ‘period of non-working days’, it brought a major interruption to the ordinary course of business and a significant uncertainty as to how the economy would eventually recover after the pandemic. This resulted in a significant decrease in business activities, including recruitment processes, as companies put their hiring on hold or decreased the number of new hires. As a result, the number of job postings advertised on our platform and the number of candidates browsing through our job postings database have decreased from mid-March with the consequential impact on our revenues. From the second half of April through May and June 2020, we saw a steady recovery of activity on our platform, as restrictive measures were gradually eased. However, the level of activity is yet to reach pre-pandemic levels and not all restrictions across Russia are removed.

The Government of Russia has also introduced supportive measures. Prevention of lay-offs and sustaining households’ incomes was pronounced a cornerstone of Government policy. Small and medium businesses and individual entrepreneurs from the worst-affected industries were allowed to defer tax payments for up to 6 months and granted direct monthly financial aid in the form of a fixed payment per employee as well as interest-free loans for the purposes of paying salaries to their employees. Such benefits were provided to businesses which were not laying-off staff. Corporations from the worst-affected industries were allowed to postpone their tax payments for 6 months up to 3 years, depending on a decrease in a company’s revenue. Corporations included in a list of ‘backbone’ enterprises could obtain subsidized low-interest debt. Measures also included compensation for medical workers contacting with COVID-19 patients, and a lump sum payment for families with children.

We did not benefit from any of the supportive measures introduced by the Russian Government.

In compliance with the recommendations of the authorities, we migrated to working from home from mid- March 2020, and remained fully operational during the pandemic. As a response to a decrease in revenue, we implemented various cost-cutting initiatives, including putting all non-essential hiring on hold. In order to ensure our stability and due to uncertainty over the impact of the pandemic, in April 2020 we announced deferral of the payment of the dividend for the year 2019 (see Notes 17(d)). Also, on August 24, 2020 we entered into relevant loan agreement amendments with PJSC ‘VTB Bank’ to extend the maturity of our debt, aiming to have more capital management options available to us in the future (see Note 26).

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

Presently we see no specific impact of COVID-19 on our financial position as of June 30, 2020. However, our financial results in the second quarter of 2020 were significantly affected by the COVID-19 pandemic. A decrease in the number of job postings and the number of new CV database subscriptions resulted in a decrease in revenues, offset by our cost-cutting initiatives. We recently saw the start of a recovery in revenue and removed most of our cost-saving restrictions in the third quarter of 2020.

Our liquidity analysis based on our recent performance and current estimates shows that we have adequate resources to finance our operations for the foreseeable future.

As at June 30, 2020 the Group was compliant with all financial and other covenants per the bank loan agreement (see Note 19). Based on current projections on our future performance, we expect to remain compliant with these covenants for at least 12 months from the date when this financial information was authorised for issue. Also, on August 24, 2020 we have entered into relevant loan agreement amendments with PJSC ‘VTB Bank’ to temporarily relax covenants to a degree which we expect would cover for a reasonable deviation from our current projections (see Note 26).

Our financial position, results and liquidity may be affected in the future by any further adverse developments related to COVID-19, such as a potential second wave of virus outbreak.

2.                  Basis of accounting

(a)                Statement of compliance

This unaudited condensed consolidated interim financial information has been prepared in accordance with International Accounting Standard IAS 34 Interim Financial Reporting as adopted by the International Accounting Standards Board (IASB). This unaudited condensed consolidated interim financial information does not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s Consolidated Financial Statements for the year ended December 31, 2019.

(b)           Basis of measurement

This unaudited condensed consolidated interim financial information has been prepared on the historical cost basis except for the liability for cash-settled awards and the call option which are measured at fair value on each reporting date.

(c)                 Going concern

The financial position of the Group, its cash flows, liquidity position and credit facilities are described in the primary statements and notes of this unaudited condensed consolidated interim financial information, including Note 19 in relation to the long-term bank loan obtained by the Group in order to finance the acquisition of a 100% ownership interest in HeadHunter from Mail.Ru Group Limited in 2016.

Despite the deterioration of the Group’s financial performance during the second quarter of 2020 and further uncertainties related to the COVID-19 pandemic, management reasonably assumes that the Group has adequate resources to continue its operations without significant disruptions for the foreseeable future, which is at least 12 months from the date when this financial information was authorized for issue. Accordingly, they are satisfied that the unaudited condensed consolidated interim financial information should be prepared on a going concern basis. Please see also Note 1(c). Management believes that there is no significant uncertainty regarding going concern.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

(d)                Seasonality

We generally do not experience seasonal fluctuations in demand for our services. Prior to the impacts of COVID-19 mentioned above, our revenue remains relatively stable throughout each quarter, however, our first quarter revenue is typically slightly lower than the other quarters due to a winter holiday period in Russia, which results in lower business activity in this quarter.

3.                  Functional and presentation currency

This unaudited condensed consolidated interim financial information is presented in Russian Roubles (“RUB”), which is the Company’s functional and presentation currency. Financial information presented in RUB has been rounded to the nearest thousand, except when otherwise indicated.

4.                  Significant accounting policies

The accounting policies applied in this unaudited condensed consolidated interim financial information are the same as those applied in the last annual financial statements. A number of amendments to standards are effective from January 1, 2020 but they do not have a material effect on the Group’s financial statements:

•                  Amendments to References to Conceptual Framework in IFRS Standards;

•                  Definition of a Business (Amendments to IFRS 3);

•                  Definition of Material (Amendments to IAS 1 and IAS 8);

•                  Interest Rate Benchmarking Reform (Amendments to IFRS 9, IAS 39 and IFRS 7).

A number of new standards and of amendments to standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Group has not earlier adopted the new or amended standards in preparing these condensed consolidated interim financial information.

5.                  Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

•                 Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                 Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                 Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

6.                                                      Operating segments

(a)        Basis for segmentation

The chief operating decision-maker (CODM) of the Group is the Board of Directors and the Chief Executive Officer. The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Group’s operating segments are based on geography of the Group’s operations. Our operating segments are “Russia”, “Belarus”, “Kazakhstan” and other countries. As each segment other than Russia individually comprises less than 10% of revenue, for reporting purposes we combine all segments other than Russia into “Other segments” category.

(b)        Information about reportable segments

The CODM assesses the performance of the operating segments based on a measure of Segment Revenue and Segment Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) (non-IFRS measure). Information related to each reportable segment is set out below.

(in thousands of Russian Roubles)

	For the three months ended June 30, 2020
	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	1,421,474	112,361	1,533,835	—	—	1,533,835
Inter-segment revenue	1,427	2,602	4,029	—	(4,029)	—
External expenses	(779,631)	(36,174)	(815,805)	(50,709)	—	(866,514)
Inter-segment expenses	(3,405)	(104)	(3,509)	—	3,509	—
Segment EBITDA	639,865	78,685	718,550	(50,709)	(520)	667,321

(in thousands of Russian Roubles)

	For the three months ended June 30, 2019
	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	1,757,736	143,888	1,901,624	—	—	1,901,624
Inter-segment revenue	19	2,778	2,797	—	(2,797)	—
External expenses	(805,630)	(51,309)	(856,939)	(22,104)	—	(879,043)
Inter-segment expenses	(2,764)	(89)	(2,853)	—	2,853	—
Segment EBITDA	949,361	95,268	1,044,629	(22,104)	56	1,022,581

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

	For the six months ended June 30, 2020
	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	3,259,718	264,526	3,524,244	—	—	3,524,244
Inter-segment revenue	2,984	4,921	7,905	—	(7,905)	—
External expenses	(1,693,267)	(78,888)	(1,772,155)	(107,356)	—	(1,879,511)
Inter-segment expenses	(6,225)	(300)	(6,525)	—	6,525	—
Segment EBITDA	1,563,210	190,259	1,753,469	(107,356)	(1,380)	1,644,733

	For the six months ended June 30, 2019
	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	3,313,251	266,810	3,580,061	—	—	3,580,061
Inter-segment revenue	38	5,528	5,566	—	(5,566)	—
External expenses	(1,627,928)	(96,094)	(1,724,022)	(31,477)	—	(1,755,499)
Inter-segment expenses	(5,493)	(186)	(5,679)	—	5,679	—
Segment EBITDA	1,679,868	176,058	1,855,926	(31,477)	113	1,824,562

The Group does not report total assets or total liabilities based on its operating segments.

Goodwill is allocated to reportable segments as described in Note 13(c). Intangible assets other than goodwill are allocated primarily to “Russia” operating segment.

(c)        Reconciliation of information on reportable segments to IFRS measures

Reconciliation of Segment EBITDA to consolidated profit before income tax of the Group is presented below:

(in thousands of Russian Roubles)

	For the three months ended June 30,		For the six months ended June 30
	2020	2019	2020	2019
Consolidated profit before income tax	313,974	449,965	957,141	865,494
Adjusted for:
Depreciation and amortization	183,904	168,723	368,310	333,827
Net finance costs (Note 10)	100,052	137,364	199,727	278,987
Net foreign exchange (gain)/loss	(19,455)	13,487	(94,768)	36,128
IPO-related costs	—	142,267	—	188,294
Insurance cover related to the IPO	15,939	22,810	54,772	22,810
Other financing and transactional costs	7,425	—	33,464	—
Management incentive agreement (Note 18)	53,041	88,389	106,547	97,364
Grant of shares to the Board of Directors (including social taxes) (Note 25(b))	6,217	—	12,298	—
Share of loss of equity-accounted investees (net of income tax)	15,202	5,048	24,746	5,048
Restructuring costs	—	—	—	1,541
Income from depository	(8,978)	(4,931)	(17,504)	(4,931)
Other	—	(541)	—	—
Segment EBITDA (as presented to the CODM)	667,321	1,022,581	1,644,733	1,824,562

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

Reconciliation of Segment External expenses to consolidated operating costs and expenses (exclusive of depreciation and amortization) of the Group is presented below:

(in thousands of Russian Roubles)

	For the three months ended June 30,		For the six months ended June 30
	2020	2019	2020	2019
Consolidated operating costs and expenses (exclusive of depreciation and amortization)	951,065	1,131,968	2,089,684	2,065,508
Adjusted for:
IPO-related costs	—	(142,267)	—	(188,294)
Insurance cover related to the IPO	(15,939)	(22,810)	(54,772)	(22,810)
Other financing and transactional costs	(7,425)	—	(33,464)	—
Management incentive agreement (Note 18)	(53,041)	(88,389)	(106,547)	(97,364)
Grant of shares to the Board of Directors (including social taxes) (Note 25(b))	(6,217)	—	(12,298)	—
Restructuring costs	—	—	—	(1,541)
Other	(1,929)	541	(3,092)	—
Segment External expenses (as presented to the CODM)	866,514	879,043	1,879,511	1,755,499

(d)        Geographical information

The geographical information below analyses the Group’s revenue by country of domicile of a customer, including the Group’s principal country of operations and in all foreign countries.

(in thousands of Russian Roubles)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Russia	1,408,666	1,741,814	3,231,035	3,282,887
All foreign countries, including:	125,169	159,810	293,209	297,174
Belarus	60,284	87,038	145,688	160,140
Kazakhstan	52,078	56,854	118,839	106,680
Other countries	12,807	15,918	28,682	30,354
	1,533,835	1,901,624	3,524,244	3,580,061

(e)        Major customers

In all reporting periods no customer represented more than 10% of the Group’s total revenue.

7.                                                      Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the owners of the Company by the weighted average number of ordinary shares of the Company outstanding over the period.

On May 8, 2020 the Company issued 317,860 new shares, bringing the total number of issued ordinary shares to 50,317,860, and settled with this issue the 18.75% of the awards which vested on the first anniversary of the IPO under the 2016 HeadHunter Unit Option Plan. See Note 18(a)(i).

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

Diluted earnings per share are calculated by dividing the net income attributable to the owners of the Company by the weighted average number of ordinary shares outstanding over the period plus number of ordinary shares that would be issued if all existing convertible instruments, if any, were converted.

As of the date of IPO May 8, 2019, the amended 2016 HeadHunter Unit Option Plan has become effective and fully vested. According to the plan, 75% of the awards provided by the plan will be settled in shares of the Company, which assumes issuance of up to 1,271,436 new shares over the period of 4 years from the date of the IPO (see Note 18(a)(i)).

On May 28, 2019, March 5, 2020 and May 26, 2020 the Board of Directors has granted 300, 41 and 33 units respectively, under the 2018 HeadHunter Unit Option Plan, which will be settled in shares of the Company over the period of 7 years from the grant date (see Note 18(a)(ii)). The number of new shares to be issued depends on share price performance; if on June 30, 2020 all units would vest, 204,485 new shares would have been issued.

Also, the Board of Directors granted shares to its members on May 28, 2019 and May 27, 2020 as part of their remuneration, which assumes issuance of shares after 3-year period from the date of the relevant grant. The number of shares granted as of June 30, 2020 is 36,452.

Accordingly, 1,512,373 new shares may be issued by the Company in total as of June 30, 2020 in relation to the management incentive and Board of Directors remuneration agreeements (as of June 30, 2019 — 1,423,797).

(in thousands of Russian Roubles, except number of shares and per share amounts)

	For the three months ended June,		For the six months ended June,
	2020	2019	2020	2019
Net income attributable to owners of the Company	219,285	241,302	582,748	450,693
Weighted average number of ordinary shares outstanding (Note 17)	50,188,620	50,000,000	50,094,310	50,000,000
Effects of dilution from:
Share options (weighted average)	1,505,684	795,758	1,531,602	400,077
Weighted average number of ordinary shares outstanding, adjusted for the effect of dilution	51,694,304	50,795,758	51,625,912	50,400,077

Earnings per share (in Russian Roubles per share)
Basic	4.37	4.83	11.63	9.01
Diluted	4.24	4.75	11.29	8.94

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

8.                                               Revenue

(in thousands of Russian Roubles)

	For the three months ended June 30,
	2020			2019
	Russia	Other segment	Total segments	Russia	Other segment	Total segments
Bundled Subscriptions	514,242	10,255	524,497	537,603	16,487	554,090
CV Database Access	290,327	56,654	346,981	370,291	63,451	433,742
Job Postings	467,412	37,707	505,119	713,302	55,813	769,115
Other VAS	149,493	7,745	157,238	136,540	8,137	144,677
Total revenue	1,421,474	112,361	1,533,835	1,757,736	143,888	1,901,624

	For the six months ended June 30,
	2020			2019
	Russia	Other segment	Total segments	Russia	Other segment	Total segments
Bundled Subscriptions	1,077,915	24,295	1,102,210	1,026,351	31,624	1,057,975
CV Database Access	688,848	128,719	817,567	700,407	118,982	819,389
Job Postings	1,191,719	94,813	1,286,532	1,310,057	100,929	1,410,986
Other VAS	301,236	16,699	317,935	276,436	15,275	291,711
Total revenue	3,259,718	264,526	3,524,244	3,313,251	266,810	3,580,061

The revenue arising from non-monetary exchanges of services with customers included in the table above amounted to RUB 8,893 thousand for the three months ended June 30, 2020 (for the three months ended June 30, 2019 — RUB 12,983 thousand) and RUB 21,848 thousand for the six months ended June 30, 2020 (for the six months ended June 30, 2019 — RUB 24,553 thousand).

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Key Accounts in Russia
Moscow and St.Petersburg	433,024	491,334	928,422	928,697
Other regions of Russia	171,221	151,847	364,174	285,586
Sub-total	604,245	643,181	1,292,596	1,214,283
Small and Medium Accounts in Russia
Moscow and St.Petersburg	415,921	631,218	1,043,680	1,198,438
Other regions of Russia	323,099	397,969	749,506	734,739
Sub-total	739,020	1,029,187	1,793,186	1,933,177
Foreign customers of Russia segment	11,856	15,922	27,731	30,030
Other customers in Russia	66,353	69,446	146,205	135,761
Total for “Russia” operating segment	1,421,474	1,757,736	3,259,718	3,313,251

Our revenues for the three months ended June 30, 2020 were adversely affected by the decrease in employer and candidate activity on our platform on the back of COVID-19 spread and the associated Government measures (see Note 1(c)).

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

9.                                               Operating costs and expenses (exclusive of depreciation and amortization)

(in thousands of Russian Roubles)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Personnel expenses	(540,508)	(592,095)	(1,121,745)	(1,072,256)
Marketing expenses	(234,394)	(221,858)	(552,260)	(479,603)
Subcontractor and other costs related to provision of services	(40,648)	(34,581)	(77,828)	(79,456)
Office rent and maintenance	(33,755)	(55,392)	(80,035)	(99,727)
Professional services	(37,723)	(163,876)	(116,870)	(244,727)
Insurance services	(43,870)	(25,173)	(87,043)	(25,173)
Hosting and other web-site maintenance	(10,549)	(9,098)	(22,583)	(17,810)
Other operating expenses	(9,618)	(29,895)	(31,320)	(46,756)
Operating costs and expenses (exclusive of depreciation and amortization)	(951,065)	(1,131,968)	(2,089,684)	(2,065,508)

Contributions to state pension funds recognised within ‘Personnel expenses’ amounted to RUB 76,910 thousand for the three months ended June 30, 2020 (for the three months ended June 30, 2019 — RUB 65,055 thousand) and RUB 151,482 thousand for the six months ended June 30, 2020 (for the six months ended June 30, 2019 — RUB 120,187 thousand).

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

10.                                               Finance income and costs

(a)                                                 Finance income

(in thousands of Russian Roubles)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Interest on term deposits	8,365	19,348	27,356	45,421
Interest accrued on loan issued to equity-accounted investee	66	—	66	—
Other finance income	181	137	348	271
Total finance income	8,612	19,485	27,770	45,692

(b)                                                 Finance costs

(in thousands of Russian Roubles)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Interest accrued on bank loan (note 19(a))	(96,013)	(147,836)	(204,249)	(300,498)
Interest accrued on other loan (note 19(b))	—	—	—	(6,391)
Interest accrued on lease liabilities (note 21)	(6,776)	(8,430)	(13,966)	(17,207)
Net loss on financial assets measured at fair value through profit and loss	(2,642)	—	(2,642)	—
Other finance costs	(3,233)	(583)	(6,640)	(583)
Total finance costs	(108,664)	(156,849)	(227,497)	(324,679)

11.                                               Income taxes

(a)                                                 Amounts recognized in profit or loss

(in thousands of Russian Roubles)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Current tax expense:
Current year	(91,300)	(196,443)	(350,795)	(441,342)
Recognition of provision for uncertain tax positions	—	(447,034)	—	(447,034)
Total current tax expense	(91,300)	(643,477)	(350,795)	(888,376)
Deferred tax expense:
Origination and reversal of temporary differences	16,270	21,742	44,336	89,859
Reversal of deferred tax on unremitted earnings	—	447,034	—	447,034
Total deferred tax reversal	16,270	468,776	44,336	536,893
Total income tax expense	(75,030)	(174,701)	(306,459)	(351,483)

In 2019, the Group has reversed its deferred tax liability on unremitted earnings of RUB 447,034 thousand and recognized provision for uncertain tax positions of RUB 447,034 thousand due to change

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019 in the parent company tax residency status (see Note 1(a)) and applicable income tax rate on dividends and based on the Group interpretations of tax laws.

(b)                                                 Reconciliation of effective tax rate

As the Group generates most of its revenues and profits from operations in Russia, the Group’s applicable tax rate is the Russian corporate income tax rate of 20%.

(in thousands of Russian Roubles)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Profit before income tax	313,974	449,965	957,141	865,494
Income tax at 20% tax rate	(62,795)	(89,993)	(191,428)	(173,099)
Effect of tax rates in foreign jurisdictions	124	(15,767)	1,364	(24,855)
Withholding tax on intra-group dividend and unremitted earnings	(183)	(3,728)	(11,196)	(45,194)
Unrecognized deferred tax asset	9,882	(18,139)	(56,089)	(38,223)
Non-deductible interest expense	—	(7,781)	—	(18,422)
Non-deductible expenses related to management incentive agreement	(10,608)	(13,764)	(21,309)	(15,559)
Other net non-taxable income and (non-deductible expense)	(7,506)	(25,529)	(23,857)	(36,131)
Fines and penalties	(3,944)	—	(3,944)	—
Total income tax expense	(75,030)	(174,701)	(306,459)	(351,483)

The effective tax rate was 23.9% for the three months ended June 30, 2020 and 38.8% for the three months ended June 30, 2019. The decrease in the effective tax rate was mainly due to (a) non-deductible IPO-related expense in the three months ended June 30, 2019 not occurring in the three months ended June 30, 2020, and (b) non-taxable foreign exchange gain in the three months ended June 30, 2020 not occurring in the three months ended June 30, 2019.

The effective tax rate was 31.9% for the six months ended June 30, 2020 and 40.6% for the six months ended June 30, 2019. The decrease in the effective tax rate was mainly due to: (a) non-deductible IPO-related expense in the six months ended June 30, 2019 not occurring in the six months ended June 30, 2020, and (b) withholding tax on intra-group dividend in the six months ended June 30, 2019 not occurring in the six months ended June 30, 2020.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

(c)                                                  Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

(in thousands of Russian roubles)

	June 30, 2020	December 31, 2019
Deferred tax assets:
Unused vacation accruals	15,558	8,614
Employee benefits	5,178	13,323
Contract liabilities	140,509	135,203
Trade and other payables	1,984	7,728
Right-of-use assets and lease liabilities	5,287	4,139
Deferred tax assets netting	(15,686)	(19,172)
Total deferred tax assets	152,830	149,835
Deferred tax liabilities:
Property and equipment	(7,539)	(9,696)
Intangible assets	(8,147)	(9,476)
Intangible assets identified on acquisition*	(471,226)	(512,804)
Deferred tax liabilities netting	15,686	19,172
Total deferred tax liabilities	(471,226)	(512,804)
Net deferred tax liability	(318,396)	(362,969)

* Acquisition of all of the outstanding equity interests of Headhunter FSU Limited, representing HeadHunter business, by Zemenik Trading Limited, which we subsequently converted into HeadHunter Group PLC, from Mail.Ru Group Limited on February 24, 2016.

Unrecognized deferred tax assets as at June 30, 2020 were RUB 489,429 thousand (as at December 31, 2019 – RUB 433,340 thousand). They relate to tax losses of the Company and its subsidiaries. Deferred tax assets have not been recognised in respect of these tax losses because it is not probable that future taxable profit will be available against which the Company and its subsidiaries can utilise the benefits therefrom. The tax losses do not expire under current Russian tax legislation.

(d)                                                 Income tax payable

(in thousands of Russian roubles)

	June 30, 2020	December 31, 2019
Current income tax payable	223,095	33,648
Provision for uncertain income tax positions	336,326	336,326
Total income tax payable	559,421	369,974

Subsequent to the recognition of the provision for uncertain tax positions of RUB 447,034 thousand in 2019 (see Note 11(a)), the Group has partially reversed this provision for the amount of RUB 110,708 thousand, which related to uncertain tax positions of a closed tax year. As a result, the Group has recognized provision for uncertain income tax positions of RUB 336,326 thousand as at December 31, 2019, which has not changed as of June 30, 2020.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

12.                                               Property and equipment

(a)                                                 Additions and disposals

For the six months ended June 30, 2020, the Group’s property and equipment additions amounted to RUB 106,654 thousand, of which RUB 64,053 thousand relates to leasehold improvements of office premises and RUB 38,736 thousand relates to purchases of the office equipment and furniture for the renovated office space (for the six months ended June 30, 2019 – RUB 140,031 thousand, which mainly relates to leasehold improvements of its office premises of RUB 71,283 thousand and purchase of the office equipment and furniture of RUB 56,029 thousand).

For the six months ended June 30, 2020 and 2019 there were no significant disposals of property and equipment.

(b)                                                 Depreciation

Depreciation of property and equipment comprised RUB 34,380 thousand for the three months ended June 30, 2020 (for the three months ended June 30, 2019 – RUB 19,312 thousand).

Depreciation of property and equipment comprised RUB 68,342 thousand for the six months ended June 30, 2020 (for the six months ended June 30, 2019 – RUB 36,385 thousand).

The increase of the depreciation expense in the three and six months ended June 30, 2020 in comparison with the three and six months ended June 30, 2019 relates to capital expenditures to renovation of office premises and acquisition of furniture and equipment.

(c)                                                  Commitments for the acquisition of property and equipment

As at June 30, 2020 the Group is committed to incur capital expenditures related to renovation of its office premises and acquisition of office furniture and equipment of RUB 17,952 thousand (as at December 31, 2019 – RUB 9,648 thousand). These commitments are expected to be settled in 2020.

13.                                               Intangible assets and goodwill

(a)                                                 Additions and disposals

For the six months ended June 30, 2020, the Group has capitalized internally developed website software for the amount of RUB 8,615 thousand (for the six months ended June 30, 2019 – RUB 17,919 thousand).

For the six months ended June 30, 2020, the Group acquired other intangible assets from third parties for the amount of RUB 27,953 thousand (for the six months ended June 30, 2019 – RUB 34,149 thousand).

For the six months ended June 30, 2020 and 2019 there were no significant disposals of intangible assets.

(b)                                                 Amortization

Amortization of intangible assets amounted to RUB 130,792 thousand for the three months ended June 30, 2019 (for the three months ended June 30, 2019 – RUB 130,790 thousand).

Amortization of intangible assets amounted to RUB 262,429 thousand for the six months ended June 30, 2019 (for the six months ended June 30, 2018 – RUB 260,366 thousand).

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

(c)                                                  Goodwill

Goodwill as at June 30, 2020 of RUB 6,963,190 thousand (as at December 31, 2019 – RUB 6,954,183 thousand) is attributable to the acquisition of all of the outstanding equity interests of Headhunter FSU Limited, representing HeadHunter business, by Zemenik Trading Limited, which we subsequently converted into HeadHunter Group PLC, from Mail.Ru Group Limited on February 24, 2016.

Carrying amount of goodwill allocated to each of the CGUs:

(in thousands of Russian Roubles)

	June 30, 2020	December 31, 2019
“Russia” operating segment	6,607,362	6,607,362
“Kazakhstan” operating segment	175,701	164,853
“Belarus” operating segment	180,127	181,968
Total goodwill	6,963,190	6,954,183

14.                                               Trade and other receivables

(in thousands of Russian Roubles)

	June 30, 2020	December 31, 2019
Trade receivables	54,395	52,462
Taxes receivable	9	2,647
Receivables from shareholders	50	—
Other receivables	7,738	2,799
Total trade and other receivables	62,192	57,908

The Group has recognised allowances for expected credit losses of RUB 4,146 thousand and RUB 3,781 thousand as at June 30, 2020 and December 31, 2019, respectively.

15.                                               Equity-accounted investees

Our equity-acccounted investees as of December 31, 2019 and June 30, 2020 comprise interest in our associate LLC “Skillaz” (hereinafter – Skillaz), Russian HR technology company which automates routine recruiting processes by implementing complex built-to-suit integration projects, in which we acquired 25.01% of shares on May 6, 2019.

Call option in relation to Skillaz

We have concluded option contracts to purchase the additional 40.01% ownership interest in Skillaz, which are exercisable through the period from June 1, 2020 till June 30, 2021 (the call option). The fair value of the call option has been calculated using the Black Scholes Merton (“BSM”) pricing model as the date of acquisition and at the reporting dates (Level 3), taking into account the terms and conditions on which the call option was acquired, and based on the expected business enterprise value at the acquisition date and at the reporting dates.

The fair value of the call option is RUB 22,699 thousand as of June 30, 2020 (RUB 25,341 thousand as of December 31, 2019) and presented within line “Other financial assets” in the condensed consolidated interim statement of financial position. Corresponding loss amounted to RUB 2,642 thousand for the three and six months ended June 30, 2020 (for the three and six months ended June 30, 2019 – nil) is

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019 included in the “Finance costs”line in the condensed consolidated statement of income and comprehensive income.

Key assumptions used used in the BSM pricing model were as follows:

•                  as of June 30, 2020: expected volatility – 40%, risk-free interest rate – 7%

•                  as of December 31, 2019: expected volatility – 50%, risk-free interest rate – 4.32%

As of June 30, 2020 the exercise of the call option was not beneficial for the Group, therefore, the Group has accounted for the investee under the equity method.

Loan issued to Skillaz

On June 9, 2020 Headhunter LLC (Russia), the subsidiary of the Group, entered into the loan agreement with Skillaz. According to the agreement, Skillaz borrows RUB 50 million from its shareholders for operating purposes, including RUB 19 million from the Group, during year 2020. The Group has provided RUB 11.5 million to Skillaz under this agreement in June 2020 (see also Note 26). The loan matures in June 2022. The loan is secured with participation interest in LLC “Skillaz”.

	June 30, 2020	December 31, 2019
Long-term loans and borrowings:
Loan issued	6,732	—
Total	6,732	—
Current loans and borrowings:
Loan issued – current portion	4,809	—
Loan issued – interest	66	—
Total	4,875	—

16.                                               Cash and cash equivalents

(in thousands of Russian Roubles)

	June 30, 2020	December 31, 2019
Bank balances	2,388,222	2,012,424
Call deposits	37,313	75,931
Petty cash	387	860
Total cash and cash equivalents	2,425,922	2,089,215

Call deposits represent callable deposits with original maturities of three months or less.

17.                                               Capital and reserves

(a)                                                 Share capital

(Number of shares, unless stated otherwise)

	June 30, 2020		December 31, 2019

Number of shares issued	50,317,860		50,000,000
Number of shares authorized	60,000,000		60,000,000
Par value	EUR	0.002	EUR	0.002
Share capital, RUB thousands	8,597		8,547

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

The Company issued 1,000 ordinary shares on May 28, 2014 in exchange for contribution in cash of RUB 47 thousand that were allocated to Share capital and 99,000 ordinary shares on February 24, 2016 in exchange for contribution in cash of RUB 5,000,000 thousand, of which RUB 8,500 thousand were allocated to Share capital and RUB 4,991,500 thousand to Share premium.

On March 1, 2018 the Registrar of Companies of Cyprus registered the subdivision of the existing Company’s share capital of 100,000 ordinary shares of EUR 1.00 each into 50,000,000 ordinary shares of EUR 0.002 each.

On October 24, 2019, the shareholders approved the increase of the authorized share capital of the Company from 50,000,000 shares to 60,000,000 shares.

On May 8, 2020 the Company issued 317,860 new shares under the 2016 HeadHunter Unit Option Plan, bringing the total number of issued ordinary shares to 50,317,860. See Note 18(a)(i).

All shares issued are fully paid, except 317,860 shares issued on May 8, 2020, which are not paid as of June 30, 2020, and relevant shareholder receivable of RUB 50 thousand is included in the Trade and other receivables in our unaudited consolidated condensed interim statement of financial position as of June 30, 2020.

(b)                                                 Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of shareholders.

(c)                                                  Share premium

On January 29, 2018 the District Court of Nicosia (Cyprus) has issued a court order ratifying the reduction of the share premium of the Company by RUB 3,422,874 thousand. On February 16, 2018 the Registrar of Companies of Cyprus has registered the reduction of the Group’s share premium by RUB 3,422,874 thousand based on the shareholders resolution and the court order.

As at December 31, 2019 the share premium included a contribution of RUB 1,568,626 thousand and an amount of RUB 295,251 thousand attributable to the share-based compensation (see Note 18(a)).

As at June 30, 2020 the share premium included a contribution of RUB 1,568,626 thousand and an amount of RUB 359,483 thousand attributable to the share-based compensation (see Note 18(a) and Note 25(b)).

(d)                                                 Distributions to shareholders and non-controlling interest

(i)                                                    Distributions to shareholders

On March 11, 2020 the Board of Directors has approved dividend of $0.50 per share for the year ended December 31, 2019, which amounted to $25,000,000 or RUB 1,800,520 thousand.

On April 15, 2020 the Board of Directors has taken a decision to defer the payment of the dividends due to uncertainty associated with the COVID-19 spread. The dividends liability is included as a separate line item in the unaudited condensed consolidated interim statement of financial position as of June 30, 2020.

On May 28, 2019 the Board of Directors has approved dividend of $0.36 per share for the year ended December 31, 2018, which amounted to $18,000,000 or RUB 1,160,345 thousand.  The dividends were paid to shareholders in July 2019.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

(ii)                                                Distributions to non-controlling interest

The Group subsidiaries in Kazakhstan and Belarus have declared dividends to the Group and to the non-controlling interest.

Dividends declared by these entities to non-controlling shareholders amounted to RUB 66,917 thousand for the six months ended June 30, 2020 and RUB 71,485 thousand for the six months ended June 30, 2019.

Dividends settled by these entities to non-controlling shareholders (including withholding tax) amounted to RUB 66,975 thousand for the six months ended June 30, 2020 and RUB 76,700 thousand for the six months ended June 30, 2019.

(e)                 Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

18.                Management incentive agreement

(a)                Equity-settled awards

(i)                                                    2016 HeadHunter Unit Option Plan

In 2016, the shareholders of the Group established an incentive program that provides key management of the Group with rights to receive cash payments if a “liquidity event” occurs. “Liquidity event” includes either an Initial Public Offering (hereinafter – “IPO”) or Sale (initial or subsequent) of the Company’s shares by shareholders. The amount of payment is conditional on share price at the date of the liquidity event. In the initial plan the participants of the program were not entitled to receive shares of the Company. The Group has no liability to make cash payments to management, therefore the program was classified by the Group as equity-settled.

The following awards were issued as of June 30, 2020:

Awards series	Number of units	Grant date	Exercise price (per unit)	Fair value at grant date
			RUB’000	RUB’000

Series 1	801	May 10, 2016	500	160,871
Series 2	20	September 1, 2017	500	25,511
Series 3	15	September 1, 2017	900	15,415
Series 4	12	December 1, 2017	900	13,070
Series 5	8	March 1, 2018	900	8,478
Series 6	14	May 28, 2019	500	27,671
Series 7	20	May 28, 2019	1,250	22,191

A unit is defined in the 2016 HeadHunter Unit Option Plan as 0.005% of net proceeds from a “liquidity event”.

The fair value of the awards of Series 1 – Series 5, which were granted before the completion of the IPO, was estimated at the grant date using the Black Scholes Merton (“BSM”) pricing model, taking into account the terms and conditions on which the awards were granted. The fair value of the awards was calculated based on the expected business enterprise value at the grant date.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

The weighted average assumptions used in the BSM pricing model for grants made were as follows:

	Awards series
	Series 1	Series 2	Series 3	Series 4	Series 5
Expected volatility	39%	39%	39%	39%	39%
Expected dividend yield	—	—	—	—	—
Risk-free interest rate	7.7%	7.7%	7.7%	7.3%	6.4%
Expected life at grant date (years)	5.66	3.24	3.24	2.99	1.66

Expected volatility was calculated based on actual experience of similar entities that have traded equity instruments.

The fair value of the awards of Series 6 – Series 7, which were granted after the completion of the IPO, is estimated at the grant date using the market price of the underlying shares, taking into account the terms and conditions on which the awards were granted.

The movement of the awards of Series 1 – 7 were as follows:

(number of units)

	For the three months period ended June 30		For the six months period ended June 30
	2020	2019	2020	2019
Outstanding at beginning of the period	890	856	890	886
Granted during the period	—	34	—	34
Forfeited during the period	—	—	—	(30)
Exercised during the period	—	—		—
Expired during the period	—	—	—	—
Outstanding at end of the period	890	890	890	890

In April 2018 and March 2019 the Group amended the 2016 HeadHunter Unit Option Plan. In accordance with the amended Plan, if an IPO occurs, 25% of the awards will vest on the date of IPO and will be exercised and paid by the shareholders in cash, and 18.75% will vest on each of the first, second, third and fourth anniversaries of IPO, and each will be settled in equity by the Company. The modification of the Plan did not change the classification of the awards as equity-settled.

The modification of the Plan was not beneficial to the most participants of the program,  who received awards of Series 1. The modification of the Plan was beneficial to the participants,  who received awards of Series 2 – Series 5. The incremental fair value of RUB 10,815 was calculated as the difference between the fair value of the initial and amended program at the modification date and will be recognized over the modified vesting period.

In June 2019, the Group further amended the 2016 HeadHunter Unit Option Plan. As the result of this amendment, the participants of awards of Series 1 – Series 7 became unconditionally entitled to additional lump sum payment. This amendment was beneficial to the participants. The fair value of the additional award of RUB 28 million was recognized in the three months ended June 30, 2019.

As a result of completion of the IPO on May 8, 2019, the 25% of the awards of Series 1 – Series 7 were vested, and subsequently exercised and settled in cash by shareholders, and on the first anniversary of the IPO on May 8, 2020, the 18.75% of the awards of Series 1 – Series 7 were vested and subsequently exercised and settled by the Company in shares.

Total employee expenses (excluding social taxes) arising from the 2016 HeadHunter Option Plan amounted to RUB 9,377 thousand for the three months ended June 30, 2020 and RUB 53,939 thousand for the three months ended June 30, 2019, and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the unaudited condensed consolidated interim statement of income and comprehensive income.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

Total employee expenses (excluding social taxes) arising from the 2016 HeadHunter Option Plan amounted to RUB 22,586 thousand for the six months ended June 30, 2020 and RUB 59,181 thousand for the six months ended June 30, 2019, and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the unaudited condensed consolidated interim statement of income and comprehensive income.

The social taxes accrued amounted to RUB 25,361 thousand for the three months ended June 30, 2020, which are payable due to change in the parent company tax residency status (see note 1(a)), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the unaudited condensed consolidated interim statement of income and comprehensive income (for the three months ended June 30, 2019 – RUB 8,248 thousand).

The social taxes accrued amounted to RUB 43,060 thousand for the six month ended June 30, 2020 (for the six months ended June 30, 2019 – RUB 8,248 thousand).

The related liability of RUB 83,607 thousand (as at December 31, 2019 – RUB 40,548 thousand) is presented within ‘Provisions’ in the statement of financial position.

(ii)                                                2018 Unit Option Plan

In 2018, the shareholders of the Group established an incentive program that provides key management of the Group with rights to receive shares. The amount of payment is conditional on share price at the vesting date. The share options vest if the average share price exceed the exercise price at the vesting date and the participant remains employed on such date. The awards vest in instalments over the vesting period, being 20% after 3 years in service from the grant date and 20% annually thereafter, resulting in full vesting in 7 years. The programme assumes grant of up to 600 units, and a unit is defined as 0.005% of the number of issued ordinary shares of the Company.

The Group has no liability to make cash payments to management, therefore the program is classified by the Group as equity-settled in this unaudited condensed consolidated interim financial information.

The Board of Directors approved the grant of 300 units, 41 units and 33 units on May 28, 2019, March 5, 2020 and May 26, 2020, respectively, under the 2018 Unit Option Plan.

Awards series	Number of units	Date grant approved by the Board of Directors	Exercise price (per unit)	Fair value at grant date
			USD	RUB’000

Series 1	300	May 28, 2019	13.50	265,394
Series 2	41	March 5, 2020	21.23	30,787
Series 3	33	May 26, 2020	18.92	40,448

The fair value of the awards is estimated at the grant date using a Monte-Carlo simulation model, taking into account the terms and conditions on which the awards were granted. The model simulates the market price of the underlying shares and compares it against the exercise price.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

The weighted average assumptions used in the Monte-Carlo pricing model for the Series 1 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	43%	43%	43%	43%	43%
Expected dividend yield	1.53%	1.53%	1.53%	1.53%	1.53%
Risk-free interest rate	1.74%	1.77%	1.80%	1.86%	1.92%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit), in thousands of Russian Roubles	763	859	932	996	1,028
Total fair value, in thousands of Russian Roubles	44,205	49,815	54,036	57,738	59,600

The weighted average assumptions used in the Monte-Carlo pricing model for the Series 2 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	50%	50%	50%	50%	50%
Expected dividend yield	1.94%	1.94%	1.94%	1.94%	1.94%
Risk-free interest rate	0.29%	0.33%	0.37%	0.46%	0.55%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit), in thousands of Russian Roubles	498	668	802	924	994
Total fair value, in thousands of Russian Roubles	3,946	5,292	6,355	7,319	7,875

The weighted average assumptions used in the Monte-Carlo pricing model for the Series 3 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	50%	50%	50%	50%	50%
Expected dividend yield	1.85%	1.85%	1.85%	1.85%	1.85%
Risk-free interest rate	0,22%	0,27%	0,32%	0,42%	0,51%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit), in thousands of Russian Roubles	1,008	1,172	1,298	1,4040	1,460
Total fair value, in thousands of Russian Roubles	6,428	7,476	8,278	8,954	9,312

Expected volatility is calculated based on actual experience of similar entities that have traded equity instruments. The risk-free interest rate applied is based on U.S. Treasury yield curve in effect at the grant date. The forfeiture rate is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

The movement of the awards of Series 1 – 3 were as follows:

(number of units)

	For the three months period ended June 30		For the six months period ended June 30
	2020	2019	2020	2019
Outstanding at beginning of the period	341	—	300	—
Granted during the period	33	300	74	300
Forfeited during the period	—	—	—	—
Exercised during the period	—	—	—	—
Expired during the period	—	—	—	—
Outstanding at end of the period	374	300	374	300

Total employee expenses (excluding social taxes) arising from the 2018 HeadHunter Option Plan amounted to RUB 16,418 thousand for the three months ended June 30, 2020 (for the three months ended June 30, 2019 – RUB 5,130 thousand), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the unaudited condensed consolidated interim statement of income and comprehensive income.

Total employee expenses (excluding social taxes) arising from the 2018 HeadHunter Option Plan amounted to RUB 30,889 thousand for the six months ended June 30, 2020 (for the six months ended June 30, 2019 – RUB 5,130 thousand), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the unaudited condensed consolidated interim statement of income and comprehensive income.

The social taxes accrued amounted to RUB 600 thousand for the three months ended June 30, 2020 (for the three months ended June 30, 2019 – RUB 546 thousand) and RUB 1,200 thousand for the six months ended June 30, 2020 (RUB 546 thousand for the six months ended June 30, 2019), which are payable due to change in the parent company tax residency status (see note 1(a)), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the unaudited condensed consolidated interim statement of income and comprehensive income. The related liability of RUB 2,947 thousand (as at December 31, 2019 – RUB 1,746 thousand) is presented within ‘Provisions’ in the statement of financial position.

(b)                Cash-settled awards

In August 2017 the Group established a cash-settled management incentive program that provides the right to receive cash payments if an IPO or strategic sale (hereinafter – “the event”) occurs. The amount of payment is conditional on share price at the date of the event. The Group has liability to make cash payments, therefore the program is classified by the Group as cash-settled in these unaudited condensed consolidated interim financial information.

The awards vest in instalments over the vesting period, being 50% at the event (Award 1) and 50% after 12 months from the date of the event (Award 2).

The Award 1 has been vested on May 8, 2019 as a result of completion of the IPO and was settled in May 2019 in the amount of RUB 19,568 thousand.

The Award 2 has been vested on May 8, 2020 after 12 months from the date of the IPO and was settled in May 2020 in the amount of RUB 31,381 thousand.

The fair value of the awards were estimated at the grant date and at the end of each reporting period until the completion of the IPO, using the Black Scholes Merton (“BSM”) pricing model, taking into account

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019 the terms and conditions on which the award was granted. Subsequent to the IPO, the price of the Group’s ordinary shares on the NASDAQ Global Select Market is used to estimate the fair value of the awards.

Total employee expenses (excluding social taxes) arising from the cash-settled management incentive program amounted to RUB 981 thousand for the three months ended June 30, 2020 (for the three months ended June 30, 2019 – RUB 17,958 thousand) and RUB 7,520 thousand for the six months ended June 30, 2020 (for the six months ended June 30, 2019 – RUB 21,691 thousand) and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the condensed consolidated interim statement of income and comprehensive income.

The social taxes accrued amounted to RUB 303 thousand for the three months ended June, 2020 (for the three months ended June 30, 2019 – RUB 2,568 thousand) and RUB 1,291 thousand for the six months ended June, 2020 (for the six months ended June 30, 2019 – RUB 2,568 thousand), which are payable due to change in the parent company tax residency status (see note 1(a)), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the unaudited condensed consolidated interim statement of income and comprehensive income. Social tax was fully paid in June 2020.

19.                Loans and borrowings

Loans and borrowings of the Group are presented in the table below.

(in thousands of Russian Roubles)

	June 30, 2020	December 31, 2019
Long-term loans and borrowings:
Bank loan	1,270,275	4,064,501
Total	1,270,275	4,064,501
Current loans and borrowings:
Bank loan – current portion	3,327,102	1,064,554
Bank loan – interest	—	—
Total	3,327,102	1,064,554

Current portion of the Bank loan of RUB 3,327,102 thousand as of June 30, 2020 mostly represents tranches of our loan facility of RUB 5 billion obtained in May 2016 maturing in May 2021.

(a)                Bank loan

The Group’s loans and borrowings at June 30, 2020 are represented by a RUB 7 billion bank loan facility which is provided by a major state-owned bank PJSC ‘VTB Bank’. The bank loan amounting to RUB 5 billion was obtained by the Group in May 2016 to finance the acquisition of 100% ownership interest in HeadHunter from Mail.Ru Group Limited (LSE: MAIL). On October 5, 2017 the Group entered into a supplemental agreement which increased the amount of the bank loan facility from RUB 5 billion to RUB 7 billion and distributed RUB 2 billion to shareholders.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

The major terms of the loan are as follows:

•                  Interest rate: Central Bank of Russia Key Rate + 2%;

•                  Ultimate maturity: October 2022;

•                  Principal financial covenants: the ratio of net debt to EBITDA (as defined in the loan agreement), the ratio of EBITDA to interest expense, the minimum amount of revenue, and the minimum amount of cash sales.

As at June 30, 2020 the Group was compliant with all financial and other covenants per the loan agreement.

The loan is collateralized with shares of Headhunter FSU Limited, and participation interests in Headhunter LLC (Russia) and Zemenik LLC, the above-mentioned entities being key holding and operating entities of the Group.

The loan agreement includes various legal restrictions including change of control provisions, issuance of capital, restructuring, restrictions/consent on limits of shareholder distributions, and sale and purchase of assets.

The carrying amounts of the bank loan approximated their fair values at each reporting date.

(b)                Other loan

On March 13, 2019, the Group has fully repaid the loan of RUB 270 million which was obtained by the Group from an associate of the non-controlling shareholder.

20.                Trade and other payables

(in thousands of Russian Roubles)

	June 30, 2020	December 31, 2019
Non-current trade and other payables
Payables to employees	5,269	4,239
Total	5,269	4,239
Current trade and other payables
Taxes payable	205,693	424,322
Trade payables	223,770	111,901
Payables to employees	172,663	214,548
Other payables	27,047	29,448
Total	629,173	780,219

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

21.                                               Leases

The Group leases several office premises.

(i)                                                    Right-of-use assets

(in thousands of Russian Roubles)

	2020	2019
Balance at January 1	279,249	345,051
Additions to right-of-use assets	—	6,390
Modification of right-of use assets	(520)	(249)
Depreciation charge for the period	(37,541)	(37,074)
Translation difference	246	(499)
Balance at June 30	241,434	313,619

(ii)                                                Lease liabilities

(in thousands of Russian Roubles)

	2020	2019
Balance at January 1	290,618	343,455
New leases	—	6,391
Modification of leases	(520)	(249)
Interest on lease liabilities	13,966	17,207
Payment of interest on lease liabilities	(13,966)	(17,207)
Payment of lease liabilities	(24,394)	(24,740)
Translation difference	281	(513)
Balance at June 30	265,985	324,344
including:
Current portion	70,659	62,174
Non-current portion	195,326	262,170

(iii)                                            Amounts recognized in the consolidated statement of income and comprehensive income

(in thousands of Russian Roubles)

	For the three months ended June 30		For the six months ended June 30,
	2020	2019	2020	2019
Interest on lease liabilities	6,776	8,430	13,966	17,207
Depreciation charge on right-of-use assets	18,733	18,620	37,541	37,074
Expenses relating to short-term leases	4,116	4,191	8,411	8,442
Total	29,625	31,241	59,918	62,723

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

(iv)                                              Amounts recognized in the consolidated statement of cash flows

(in thousands of Russian Roubles)

	For the three months ended June 30		For the six months ended June 30,
	2020	2019	2020	2019
Total cash outflow for leases	20,724	21,779	38,360	41,947

22.                               Significant subsidiaries

	Country of incorporation	June 30, 2020	December 31, 2019
Headhunter LLC	Russia	100%	100%
Zemenik LLC	Russia	100%	100%
Headhunter FSU Limited	Cyprus	100%	100%
Headhunter KZ LLC	Kazakhstan	66%	66%
100 Rabot TUT LLC*	Belarus	50%	50%

* The Group includes the operations of 100 Rabot TUT LLC in its condensed consolidated interim financial information because it has the power to direct the operations of the subsidiary at its own discretion and for its own benefit through the representation of the majority of the Board members by the directors of the Company. See note 26.

23.                                               Contingencies

(a)                                                 Insurance

The insurance industry in the Russian Federation is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its business interruption or third party liability in respect of damage relating to Group operations. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group’s operations and financial position.

(b)                                                 Taxation contingencies

The taxation system in the Russian Federation continues to evolve and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities.

Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open longer.  Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive and substance-based position in their interpretation and enforcement of tax legislation.

In addition, a number of new laws introducing changes to the Russian tax legislation have been adopted. In particular, starting from January 1, 2015 changes aimed at regulating tax consequences of transactions with foreign companies and their activities were introduced, such as concept of beneficial ownership of income, taxation of controlled foreign companies, tax residency rules, etc. These changes may potentially impact the Group’s tax position and create additional tax risks going forward. This legislation and practice

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019 of its application is still evolving and the impact of legislative changes should be considered based on the actual circumstances.

All these circumstances may create tax risks in the Russian Federation that are substantially more significant than in other countries. Management believes that it has provided adequately for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements and court decisions. However, the interpretations of the tax authorities and courts, especially due to reform of the supreme courts that are resolving tax disputes, could differ and the effect on this unaudited condensed consolidated interim financial information, if the authorities were successful in enforcing their interpretations, could be significant.

Tax liabilities of the Group companies are determined based on the underlying assumption that they are the tax residents of the respective country of domicile and management’s treatment of their beneficiary status. It is possible that the Group’s approach could be challenged in certain areas. Also, in accordance with latest court practice and recent changes to the Russian tax legislation on unjustified tax benefits there is a risk that tax authorities may successfully challenge the legal form of certain transactions of the Group and apply tax treatment based on the perceived economic substance.

Management estimated tax contingencies of approximately RUB 1,020 million as at June 30, 2020 connected with development of the above mentioned practices and interpretations (as at December 31, 2019 – RUB 871 million).

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

24.                                               Currency risk

The Group’s exposure to the risk of changes in foreign exchange rates related primarily to the net assets of the Group’s subsidiaries denominated in a currency that is different from their functional currency. The functional currencies of Group’s companies are primarily the Russian Rouble (RUB), Belarus Rouble (BYN), and Kazakh Tenge (KZT). The net assets denominated in foreign currency as of the reporting date mainly relate to USD-denominated cash balances and dividends payables.

The Group’s exposure to foreign currency risk as of June 30, 2020 and December 31, 2019 was as follows:

(in thousands of Russian Roubles)

	June 30, 2020
	USD- denominated	EUR- denominated	BYN- denominated	RUB- denominated
Cash and cash equivalents	1,668,240	580	3	7,816
Trade and other payables	(55,580)	(6,501)	—	—
Dividends payable	(1,748,783)	—	—	—
Net exposure	(136,123)	(5,921)	3	7,816

(in thousands of Russian Roubles)

	December 31, 2019
	USD- denominated	EUR- denominated	BYN- denominated	RUB- denominated
Cash and cash equivalents	627,824	10	4	9,772
Trade and other payables	(6,781)	(3,154)	(253)	(102)
Net exposure	621,043	(3,144)	(249)	9,670

The Group estimates that an appreciation of USD relative to the RUB by 10% would result in RUB 13,612 thousand loss before tax and decrease of equity as of June 30, 2020 (as of December 31, 2019 – gain of RUB 62,104 thousand and increase of equity).

25.                                               Related parties

Before completion of the initial public offering (“IPO”) on May 8, 2019, the Group was controlled by immediate parent HIGHWORLD INVESTMENTS LTD and ultimate parent ELBRUS CAPITAL FUND II, L.P.

As of December 31, 2019, as a result of completion of the IPO, HIGHWORLD INVESTMENTS LTD owned 37.499994% of the shares and ELQ Investors VIII Limited owned 24.999996%, and both had significant influence on the Group.

As of June 30, 2020, as a result of issuance of new shares under 2016 HeadHunter Unit Option Plan on May 9, 2020 (see Note 17(a)), HIGHWORLD INVESTMENTS LTD owns 37.263105% of the shares and ELQ Investors VIII Limited owns 24.842070%, and both have significant influence on the Group.

See also Note 26.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

(a)                                                 Transactions with Key management

Key management comprises the Chief Executive Officer, Chief Marketing Officer, Chief Financial Officer, Chief Strategy Officer, Chief Business Development Officer, Chief Product Officer and Chief Commercial Officer, who make all key decisions regarding running the business.

Key management received the following remuneration during reporting periods, which is included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the unaudited condensed consolidated interim statement of income and comprehensive income:

(in thousands of Russian Roubles)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Salary and bonus	13,339	35,292	27,287	61,582
Management incentive agreement	43,345	64,416	87,945	73,806
Pension contributions	1,426	11,043	4,076	14,537
Other social contributions	725	5,691	1,686	7,198
Total remuneration	58,835	116,442	120,994	157,123

(b)                                                 Transactions with Board of Directors

Starting May 8, 2019, the Board of Directors comprises of nine members, including the three independent directors, who oversee the operations of the Group and supervise the policies of key management and the affairs of the Group.

The Board of Directors received the following remuneration during reporting periods, which is included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the unaudited condensed consolidated interim statement of income and comprehensive income:

(in thousands of Russian Roubles)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Cash compensation	7,504	3,856	14,419	3,856
Equity awards	6,217	3,145	12,298	3,145
Pension contributions	947	991	1,829	991
Other social contributions	82	101	162	101
Total remuneration	14,750	8,093	28,708	8,093

(c)                                                  Transactions with other related parties

The Group’s other related party transactions for the three and six months ended June 30, 2019 mostly relate to the provision of services to subsidiaries of our shareholders. The Group’s other related party transactions for the three and six months ended June 30, 2020 mostly relate to the provision of services to subsidiaries of our shareholders, and provision of loan to our equity-accounted investee (see Note 15).

The Group’s transactions with other related parties are disclosed below.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

(in thousands of Russian Roubles)

	Services provided to related parties	Services received from related parties		Loans provided to related parties	Amounts owed by related parties	Amounts owed to related parties
For the three months ended and as at June 30, 2020
Subsidiaries of shareholders exercising significant influence over the Group	1,068	—		—	—	372
Equity-accounted investee (see Note 15)	—	—		11,541	11,607	—
	1,068	—		11,541	11,607	372
For the three months ended and as at June 30, 2019
Subsidiaries of shareholders exercising significant influence over the Group	2,674	—		—	—	2,262
Other related parties	—	9,309	*	—	—	9,309	*
	2,674	9,309		—	—	11,571

(in thousands of Russian Roubles)

	Services provided to related parties	Services received from related parties		Loans provided to related parties	Amounts owed by related parties	Amounts owed to related parties
For the six months ended and as at June 30, 2020
Subsidiaries of shareholders exercising significant influence over the Group	2,322	—		—	—	372
Equity-accounted investee (see Note 15)	—	—		11,541	11,607
	2,322	—		11,541	11,607	372
For the six months ended and as at June 30, 2019
Subsidiaries of shareholders exercising significant influence over the Group	4,240	—		—	—	2,262
Other related parties	—	9,309	*	—	—	9,309	*
	4,240	9,309		—	—	11,571

* Represents reimbursement of road show expenses incurred by Goldman Sachs & Co. LLC in the course of the Group’s IPO.

All related party transactions were made in accordance with contractual terms and conditions agreed between the parties.

26.                               Subsequent events

On July 9, 2020 a new subsidiary “Vsya rabota LLC” in Belarus was established in which the Group owns 50% of share capital. The new entity is established for the purposes of restructuring the existing business. Shareholders of the new subsidiary and top-management team are the same as those of “100 rabot TUT LLC”. The Group has control over the new subsidiary on the same grounds as it has over “100 rabot TUT LLC”, i.e. the power to direct the operations of the subsidiary at its own discretion and for its own benefit through the representation of the majority of the Board members by the directors of the Company. Contribution to the share capital of the subsidiary amounted to RUB 44 thousand.

HeadHunter Group PLC

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the three and six months ended June 30, 2020 and June 30, 2019

On July 20, 2020 the Group completed the secondary public offering of 5,000,000 ADSs (“SPO”), each representing one ordinary share by ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc. at a public offering price of $20.25 per share. On August 13, 2020 the underwriters exercised their option to purchase 510,217 additional ADSs from ELQ Investors VIII Limited at the public offering price, less the underwriting discount. Subsequent to completion of the SPO, HIGHWORLD INVESTMENTS LTD owns 37.263105% of the shares and ELQ Investors VIII Limited owns 13.891253%, and both have significant influence on the Group.

On August 11, 2020 the Group has provided the second and final tranche of the loan to LLC “Skillaz” of RUB 7,694 thousand (see Note 15).

On August 24, 2020 the Group has entered into the new facility agreement with the PJSC ‘VTB Bank’. As a result, the ultimate maturity of the existing bank loan (see Note 19(a)) was extended from October 2022 to June 2025, and some business performance covenants were temporatily relaxed to account for the impact of COVID-19 on the Group’s financial results.